Exhibit 20

Exhibit 20  Press release issued May 14, 2013

For Immediate Release	May 14, 2013

 BOWL AMERICA REPORTS INCREASED THIRD QUARTER EARNINGS

Bowl America Incorporated today reported 2013 fiscal third quarter earnings of $.26 per share, an increase from $.25 per share in the comparable prior year quarter.  Earnings per share for the nine-month period ended March 31, 2013 were $.30, up from $.27 in the prior year.

Revenues in the current year quarter benefited from an earlier and cooler than usual Spring Break week in our Northern Virginia market due to the early Easter Holiday.  Earnings have also been helped by the prudent use of resources.

Payment tomorrow of a $.165 per share regular quarterly dividend will make this the 41st consecutive year of increased regular dividends.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA.  A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012
Revenues
Bowling and other	$5,523,397	$5,447,516	$13,566,115	$13,849,219
Food, beverage & merchandise sales	2,210,364	2,291,401	5,559,863	5,815,438
	7,733,761	7,738,917	19,125,978	19,664,657

Operating expenses excluding depreciation and amortization	5,424,299	5,502,536	15,959,404	16,708,213

Depreciation and amortization	364,028	378,134	1,141,143	1,200,535

Interest & dividend income	98,030	126,710	348,314	390,742

Earnings before taxes	2,043,464	1,984,957	2,373,745	2,146,651

Net Earnings	$1,328,264	$1,290,157	$1,542,945	$1,395,251

Comprehensive earnings	$1,611,173	$1,329,186	$1,686,746	$1,318,594

Weighted average shares outstanding	5,151,471	5,151,471	5,151,471	5,151,471

EARNINGS PER SHARE	.26	.25	.30	.27

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	03/31/13	04/01/12
ASSETS

Total current assets including cash and short-term investments of $5,448 & $ 9,099	$6,599	$10,213
Property and investments	31,638	31,277
TOTAL ASSETS	$38,237	$41,490

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$5,132	$4,845
Other liabilities	2,859	2,498
Stockholders' equity	30,246	34,147
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$38,237	$41,490